                  SECURITIES AND EXCHANGE COMMISSION

                         WASHINGTON, D.C. 20549

                             SCHEDULE 13D

   Under the Securities Exchange Act of 1934 (Amendment No. 3)*

                    FIRST KEYSTONE FINANCIAL, INC.
- --------------------------------------------------------------
                           (Name of Issuer)

                             COMMON STOCK
- --------------------------------------------------------------
                    (Title of Class of Securities)

                              320655103
- --------------------------------------------------------------
                            (CUSIP Number)

                         Stephen H. Gordon
                  Genesis Financial Partners, L.P.
                3101 West Coast Highway, Suite 402
                     Newport Beach, CA 92663
                          (714) 548-9900
- --------------------------------------------------------------
             (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices
                        and Communications)

                         With a copy to:
                       Jonathan D. Joseph
                   Pillsbury Madison & Sutro LLP
                        P.O. Box 7880
                   San Francisco, CA 94120
                       (415) 983-1000

                       August 21, 1996
- --------------------------------------------------------------
    (Date of event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
               (CONTINUED ON FOLLOWING PAGE(S))

                    Page 1 of 17 Pages

CUSIP No.  320655103
           ---------
    1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: GENESIS FINANCIAL PARTNERS, L.P.
- ----------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)                                 (a)  / /
                                                      (b)  / /
- ----------------------------------------------------------------
    3    SEC USE ONLY
- ----------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)           WC BK AF
- ----------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)          / /
- ----------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE
- ----------------------------------------------------------------
 NUMBER OF   7   SOLE VOTING POWER  76,500 (see Items 2 and 5)
   SHARES        -----------------------------------------------
BENEFICIALLY
  OWNED BY   8   SHARED VOTING POWER                      NONE
   EACH          -----------------------------------------------
REPORTING
PERSON WITH  9  SOLE DISPOSITIVE POWER 76,500 (see Items 2 and 5)
                -------------------------------------------------

            10  SHARED DISPOSITIVE POWER                  NONE
                -------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON       76,500 (see Items 2 and 5)
- -----------------------------------------------------------------

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        / /
- ----------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                           5.92%
- ----------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       PN
- ----------------------------------------------------------------
                    Page 2 of 17 Pages

CUSIP No. 320655103
          ---------

    1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: GEN FIN, INC.
- ----------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)                                 (a)  / /
                                                      (b)  / /
- ----------------------------------------------------------------
    3    SEC USE ONLY
- ----------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)               AF
- ----------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)          / /
- ----------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION     DELAWARE
- ----------------------------------------------------------------
 NUMBER OF   7   SOLE VOTING POWER  76,500 (see Items 2 and 5)
   SHARES        -----------------------------------------------
BENEFICIALLY
  OWNED BY   8   SHARED VOTING POWER                      NONE
   EACH          -----------------------------------------------
REPORTING
PERSON WITH  9  SOLE DISPOSITIVE POWER 76,500 (see Items 2 and 5)
                -------------------------------------------------

            10  SHARED DISPOSITIVE POWER                   NONE
                -------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON       NONE (see Items 2 and 5)
- ----------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        / /
- ----------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            0.0%
- ----------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       CO
- ----------------------------------------------------------------
                    Page 3 of 17 Pages

CUSIP No.  320655103
           ---------
    1 NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS: STEPHEN H. GORDON
- ----------------------------------------------------------------
    2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE
        INSTRUCTIONS)                                 (a)  / /
                                                      (b)  / /
- ----------------------------------------------------------------
    3    SEC USE ONLY
- ----------------------------------------------------------------
    4    SOURCE OF FUNDS (SEE INSTRUCTIONS)             PF AF
- ----------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(E)          / /
- ----------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION     UNITED STATES
- ----------------------------------------------------------------
 NUMBER OF   7   SOLE VOTING POWER   76,500 (see Items 2 and 5)
   SHARES        -----------------------------------------------
BENEFICIALLY
  OWNED BY   8   SHARED VOTING POWER                      NONE
   EACH          -----------------------------------------------
REPORTING
PERSON WITH  9 SOLE DISPOSITIVE POWER 76,500 (see Items 2 and 5)
               -------------------------------------------------

            10  SHARED DISPOSITIVE POWER                   NONE
                ------------------------------------------------

   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON       76,500 (see Items 2 and 5)
- ----------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)        / /
- ----------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED
         BY AMOUNT IN ROW (11)                            5.92%
- ----------------------------------------------------------------
   14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)       IN
- ----------------------------------------------------------------
                    Page 4 of 17 Pages

     This Amendment No. 3 dated August 21, 1996, to a Schedule 13D filed by Genesis Financial Partners, L.P., a Delaware limited partnership ("Genesis"), Gen Fin Inc., a Delaware corporation ("Gen Fin"), and Stephen H. Gordon, an individual ("Mr. Gordon"), relates to the common stock, par value $.01 per share (the "Common Stock") of First Keystone Financial, Inc., a Pennsylvania corporation (the "Issuer" or "First Keystone") and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").


Item 4.  Purpose of Transaction.
- -------  ----------------------

     Item 4 is hereby supplementally amended as follows:

     On August 20, 1996, Genesis delivered to Carol Walsh, Corporate Secretary of First Keystone, a letter advising First Keystone that Genesis intends to present a shareholder proposal at First Keystone's 1997 Annual Meeting of Shareholders pursuant to the Securities Exchange Act of 1934 (the "1934 Act") and Rule 14a-8 ("Rule 14a-8") thereof.
The resolution which Genesis plans to introduce at the Annual Meeting is as follows:

     RESOLVED, that the shareholders of First Keystone Financial, Inc. hereby inform the Board of Directors that they do not approve of the Company's performance or direction and, therefore, it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition (not including a merger of equals) of First Keystone Financial, Inc. as promptly as possible on terms that will maximize shareholder value.

     The letter also advised First Keystone that Genesis is exercising its rights pursuant to Rule 14a-7 of the 1934 Act ("Rule 14a-7").
Rule 14a-7 requires First Keystone to advise Genesis within 5 business days after receipt of the August 20, 1996, letter whether First Keystone has elected to mail for Genesis soliciting materials to be prepared by Genesis or to provide to Genesis a security holder list and updated information related thereto. A copy of the August 20, 1996, letter is attached as Exhibit A and is incorporated herein by reference.

     Genesis is considering submitting a series of additional proposals under Massachusetts law, as well as potentially nominating an alternative slate or partial slate of director nominees, although no final determination in that regard has been made.

     As part of its continuing efforts to assess the value of its investment in First Keystone, Genesis may communicate with, among others, First Keystone's management, its board of directors, other shareholders and prospective shareholders of First Keystone. In addition Genesis reserves the right to exercise any and all of its respective rights as a shareholder of First Keystone in a manner consistent with its equity interests.

     Except as set forth above, none of Genesis, Gen Fin, or Mr. Gordon, has any present plans or intentions which will result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

Item 5.  Interest in Securities of the Issuer.
- -------  ------------------------------------

     Items 5(a) and (b) are hereby amended in their entirety to read as follows:

                       Page 5 of 17 Pages

     (a)-(b) As the owner of the securities held by it, Genesis in its capacity as a limited partnership, (and therefore Gen Fin and Mr. Gordon) may be deemed to be, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, the beneficial owner of 76,500 shares (5.92%) of the Common Stock of the Issuer. The percentage of stock owned by Genesis is based upon 1,292,500 shares of Common Stock outstanding, as reported in the Issuer's Quarterly Report on Form 10-QSB for the quarter ended June 30, 1996. Gen Fin, as the general partner of Genesis, has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of the shares of the Common Stock covered by this Statement. Gen Fin, however, disclaims any beneficial ownership in any shares covered by this Statement. Mr. Gordon is a limited partner in Genesis and the sole shareholder, director and President of Gen Fin. In his capacity as a limited partner of Genesis, Mr. Gordon has no voting or investment power over the shares of Common Stock covered by this Statement; however, his ownership and control of Gen Fin provide him with the indirect power to vote and to direct the vote, and the indirect power to dispose or to direct the disposition of the shares of Common Stock of the Issuer covered by this Statement.

Item 7.   Materials To Be Filed as Exhibits.
- -------   ---------------------------------

     Exhibit A  -   Letter dated August 20, 1996 from Genesis
                    Financial Partners, L.P. to Carol Walsh,
                    Corporate Secretary of First Keystone
                    Financial, Inc.


                Page 6 of 17 Pages

                            SIGNATURE
                            ---------

     After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 29, 1996.
                               Genesis Financial Partners, L.P.,
                               a Delaware limited partnership

                               By: Gen Fin, Inc.,
                                   a Delaware corporation
                                   Its General Partner

                                   By:  Stephen H. Gordon
                                        President


                                   /s/ Stephen H. Gordon
                                   -----------------------------

                    Page 7 of 17 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 29, 1996
                                   Gen Fin, Inc.,
                                   a Delaware corporation

                                   By:  Stephen H. Gordon
                                        President


                                   /s/ Stephen H. Gordon
                                -------------------------------


                    Page 8 of 17 Pages

                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge

and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  August 29, 1996

                                   /s/ Stephen H. Gordon
                                   -----------------------------
                                   Stephen H. Gordon

                    Page 9 of 17 Pages

                                  EXHIBIT INDEX
                                  -------------



 Exhibit             Exhibit Name              Page No.
 -------             ------------              --------
    A    Letter dated August 20, 1996 from        12
         Genesis Financial Partners, L.P. to
         Carol Walsh, Corporate Secretary of
         First Keystone Financial, Inc.





                    Page 10 of 17 Pages

                                    EXHIBIT A
                                    ---------

Letter dated August 20, 1996 from Genesis Financial Partners, L.P.
to Carol Walsh, Corporate Secretary of First Keystone Financial, Inc.

                      Page 11 of 17 Pages

                    [LETTERHEAD OF GENESIS FINANCIAL PARTNERS, L.P.]

                                 August 20, 1996






VIA FACSIMILE AND FEDERAL EXPRESS
- ---------------------------------


Ms. Carol Walsh
Corporate Secretary
First Keystone Financial, Inc.
22 West State Street
Media, Pennsylvania 19063


     Re:  Notice of Shareholder Proposal Pursuant to Securities
          Exchange Act of 1934 Rule 14a-8 and Exercise of Rights
          Pursuant to Rule 14a-7


Dear Ms. Walsh:


     Please be advised that the undersigned, Genesis Financial Partners, L.P. ("Genesis), which beneficially owns 76,500 shares (5.92%) of the Common Stock of First Keystone Financial, Inc. ("First Keystone"), intends (through its general partner, Gen Fin, Inc. and Gen Fin's President and sole shareholder, Stephen H. Gordon) to present a shareholder proposal at First Keystone's 1997 Annual Meeting of Shareholders pursuant to the Securities Exchange Act of 1934 (the
"1934 Act") and Rule 14a-8 ("Rule 14a-8"). Pursuant to Rule 14a-8, said proposal must be set forth in First Keystone's proxy statement and First Keystone's form of proxy must provide a means for all shareholders to vote on the proposal. The undersigned will appear personally at First Keystone's 1997 Annual Meeting of Shareholders to present the proposal for action.

     Genesis and Stephen H. Gordon certify that together they have continually beneficially owned more than $1,000 of First Keystone Common Stock since prior to August 20, 1995, and intend to continue to own at least $1,000 of First Keystone Common Stock through the date of the 1997 Annual Meeting of Shareholders.

Ms. Carol Walsh
August 20, 1996
Page 2


     The proposal and a statement in support thereof follows:

                             PROPOSAL
                             --------

     RESOLVED, that the shareholders of First Keystone Financial, Inc. hereby inform the Board of Directors that they do not approve of the Company's performance or direction and, therefore, it is the desire of the shareholders that the Board of Directors immediately take the necessary steps to achieve a sale, merger or other acquisition (not including a merger of equals) of First Keystone Financial, Inc. as promptly as possible on terms which will maximize shareholder value.

                       Supporting Statement
                       --------------------

          The sale of First Keystone Financial, Inc. to a larger, more Competitive financial institution, would, in our view, provide to shareholders, the true owners of this Company, a premium representing a significant improvement over the Company's recent stock price. We believe management cannot deliver stock performance which would remotely approach the premium obtainable if the Company sold.

          Given the substandard performance of First Keystone (i.e., 3.6% Return on Equity for the fiscal year ended September 1994, 5.6% Return on Equity for the fiscal year ended September 1995 and averaging under a 7% Return on Equity for the first three quarters of 1996) and what we believe to be a management team without the commitment or discipline to consistently maximize shareholder value, Genesis does not believe the shareholders should support the present independent course which has generated such mediocre returns. Instead, we recommend that the Company be sold as promptly as possible on terms which will maximize shareholder value. We believe that such a sale can be structured by the Company within 90 days after the Meeting Date.

                            Rule 14a-7
                            ----------

     In connection with any shareholder solicitation which Genesis may make in furtherance of its proposal, please be advised that Genesis is exercising its rights pursuant to the Rule 14a-7 ("Rule 14a-7") under the 1934 Act. You are requested to advise us within five (5) business days of receipt of this letter whether First Keystone will elect to mail any soliciting materials for us or provide within five business days of today a

Ms. Carol Walsh
August 20, 1996
Page 3


security holder list (and, thereafter, updated information related thereto) pursuant to Rule 14a-7(a)(2)(ii)(1). You are also required pursuant to Rule 14a-7(a)(1) to provide to us within five (5) business days after receipt of this letter:

     (1) A statement of the approximate number of record holders and beneficial holders, separated by type of holder and class, owning securities in the same class or classes as holders which have been or are to be solicited on management's behalf, or any more limited group of such holders designated by Genesis if available or retrievable under the registrant's or its transfer agent's security holder data systems; and

     (2) The estimated cost of mailing a proxy statement, form of proxy or other communication to such holders, including to the extent known or reasonably Available, the estimated costs of any bank, broker, and similar person through whom the registrant has solicited or intends to solicit beneficial owners in connection with the security holder meeting or action.

     With respect to subparagraph 1, above, please also specifically advise us how many record holders and beneficial owners hold (i) 1,000 or more shares; and (ii) 10,000 or more shares, of First Keystone's Common Stock and provide the total aggregate number of shares held by each of these subgroups. If shares owned or controlled by directors and officers (and their affiliates) are included in these subgroups, indicate how many of said officers, directors and affiliate shares are so included in each subgroup.

     You are required under applicable Securities and Exchange Commission (the "SEC") rules to deliver to us the information set forth above on a timely basis,i.e., by Wednesday, August 28, 1996.

     As required by Rule 14a-7(c), enclosed is a copy of a current filing made by Genesis with the SEC on Form 13-D


[FN]
- --------------------
     (1) If First Keystone elects not to mail the Genesis soliciting material pursuant to Rule 14a-7(a)(2)(i), then, pursuant to Rule 14a-7(a)(2)(ii), provide a reasonably current list of the names, addresses and security positions of the record holders, including banks, brokers and similar entities and the most recent list of names, addresses and security positions of beneficial owners as specified in Section 240.14a-13(b), in the possession, or which subsequently comes into the possession, of First Keystone.

Ms. Carol Walsh
August 20, 1996
Page 4


(Amendment No. 2) which Genesis has previously furnished to you. This filing confirms that Genesis is the beneficial owner of 76,500 shares of First Keystone's Common Stock. Also provided herewith as Schedule A is an affidavit in the form required by Rule 14a-7(c)(2). We hereby confirm that we will comply with the requirements of Rule 14a-7(d) to the extent First Keystone provides to us the information set forth in Rule 14a-7(a)(2)(ii) and will reimburse First Keystone as required by Rule 14a-17(e).

                               Sincerely,


                               /S/ STEPHEN H. GORDON
                               Stephen H. Gordon
                               President
                               Gen Fin, Inc., General Partner

Enc.


cc:  Mr. Donald S. Guthrie
     Members of the Board of Directors
     Jonathan D. Joseph, Esq.

                         AFFIDAVIT OF STEPHEN H. GORDON
                         ------------------------------

     I, STEPHEN H. GORDON, declare as follows:

1. I am the President of Gen Fin, Inc., the general partner of Genesis Financial Partners, L.P. ("Genesis").

2.   Attached hereto as Exhibit A is a true and correct copy of Amendment
                        ---------
No. 2 to Schedule 13D that Genesis filed with the Securities and Exchange Commission (the "SEC") on or about May 3, 1996.

3.   Attached hereto as Exhibit B is a true and correct copy of Genesis'
                        ---------
letter of August 20, 1996 to Carol Walsh, Corporate Secretary which sets forth the proposal that will be made by Genesis at the Annual Meeting of Shareholders of First Keystone Financial, Inc.

4.   As required by SEC Rule 14a-7(c)(2)

     A. I hereby attest that Genesis will not use the security holder list information for any purpose other than to solicit security holders with respect to the same meeting or action by consent or authorization for which First Keystone Financial, Inc. is soliciting or intends to solicit or to communicate with security holders with respect to a solicitation commenced by First Keystone Financial, Inc.

     B. I further attest that Genesis will not disclose such security holder list information to any person other Than a beneficial owner for whom the request was made and an employee or agent of Genesis to the extent necessary to effectuate the communication or solicitation.

     I declare under penalty of perjury under the laws of the State of California that the foregoing is true and correct.

     Executed August 20, 1996, at Newport Beach, California.



                               /S/ STEPHEN H. GORDON
                               --------------------------
                               Stephen H. Gordon

Copy of previously filed Amendment No. 2 to Schedule 13D referenced in above affidavit omitted.